Exhibit 99.1

                                                                                                                                                                       NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FOURTH QUARTER
RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION
Edmonton, Alberta, January 21, 2016 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA / NYSE:NOA) announced today that it will release its financial results for the fourth quarter and year ended December 31, 2015, on the evening of Tuesday, February 16, 2016, after market close. Following the release of their financial results, NAEP will hold a conference call and webcast on Wednesday, February 17, 2016, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).
The call can be accessed by dialing:

 Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through March 17, 2016, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 32886425

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/7252

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
 Director, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
 Email: dbrunetta@nacg.ca